                                 SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                     Wells-Gardner Electronics Corporation
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                                (Name of Issuer)


                    Common Stock, par value $1.00 per share
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                         (Title of Class of Securities)


                                   949765101
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                                 (CUSIP Number)


                                Austin L. Hirsch
 Sachnoff & Weaver, Ltd., 30 South Wacker Drive, Suite 2900, Chicago, IL 60606
                          Phone Number: (312) 207-6467
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               December 31, 2000
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 949765101               13D                        PAGE 2  OF  6 PAGES
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)
     James J. Roberts, Jr., individually and as Trustee of the James J. Roberts Trust UTA Dated 01-23-91
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
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3   SEC USE ONLY


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4   SOURCE OF FUNDS (See Instructions)

    N/A
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    USA
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                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    640,258
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    620,831
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     640,258
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.1%
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14   TYPE OF REPORTING PERSON (See Instructions)

     IN
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

CUSIP NO. 949765101               13D                        PAGE 3  OF  6 PAGES
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)

    James Industries, Inc.
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
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3   SEC USE ONLY


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4   SOURCE OF FUNDS (See Instructions)

    N/A
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Illinois
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                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    640,258
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     640,258
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.1%
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14   TYPE OF REPORTING PERSON (See Instructions)

     CO
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

CUSIP NO. 949765101               13D                        PAGE 4  OF  6 PAGES
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)

    John R. Blouin
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
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3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    N/A
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    USA
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                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    640,258
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    19,427
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     640,258
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.1%
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14   TYPE OF REPORTING PERSON (See Instructions)

     IN
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

CUSIP NO. 949765101               13D                        PAGE 5  OF  6 PAGES
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The undersigned hereby amend their Schedule 13D filed November 18, 1999 (the
"Schedule 13D") relating to the Common Stock of Wells-Gardner Electronics Corporation. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Schedule 13D. The purpose of this Amendment No. 1 is to report an increase in the shares of Common Stock beneficially owned by the Reporting Persons since the filing of the initial Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is supplemented as follows:

     The percentage calculations set forth in this Item 5 are based on 4,886,295 shares of Common Stock outstanding as of October 31, 2000.

     Mr. Roberts beneficially owns directly (or through his trust) 620,831 shares of Common Stock, including 29,537 shares of Common Stock issued as a dividend in April 2000 and 495 shares issued as director compensation during 2000. The 620,831 shares of Common Stock beneficially owned by Mr. Roberts represent approximately 12.7% of the outstanding Common Stock as of October 31, 2000. Including the 19,427 shares of Common Stock beneficially owned by the other Reporting Persons, Mr. Roberts may be deemed to beneficially own 13.1% of the outstanding Common Stock as of October 31, 2000. Mr. Roberts has the sole power to dispose of or to direct the disposition of 620,831 shares of Common Stock. The power to vote or direct the vote of such shares is shared pursuant to the Voting Rights Agreement dated August 30, 1999.

     James Industries does not directly own any shares of Common Stock. Including the shares of Common Stock owned by the other Reporting Persons, James Industries may be deemed to beneficially own 13.1% of the outstanding Common Stock as of October 31, 2000. James Industries does not have the sole power to dispose of or direct the disposition of any shares of Common Stock.

     Mr. Blouin beneficially owns directly 19,427 shares of Common Stock, including 16,923 shares of Common Stock owned by him in joint tenancy. The 19,427 shares of Common Stock beneficially owned by Mr. Blouin represent less than one percent of the outstanding Common Stock as of October 31, 2000. Including the shares of Common Stock beneficially owned by the other Reporting Persons, Mr. Blouin may be deemed to beneficially own 13.1% of the outstanding Common Stock as of October 31, 2000. Mr. Blouin has the sole power (or joint power with his wife) to dispose of or to direct the disposition of 19,427 shares of Common Stock. The power to vote or direct the vote of such shares is shared pursuant to the Voting Rights Agreement dated August 30, 1999.

     The Reporting Persons have not effected any transactions in shares of Common Stock during the past 60 days.

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CUSIP NO. 949765101               13D                        PAGE 6  OF  6 PAGES
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SIGNATURE

     After reasonable inquiry to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: February 14, 2001

JOHN R. BLOUIN

/s/ John R. Blouin
------------------

SIGNATURE

     After reasonable inquiry to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  February 14, 2001

JAMES INDUSTRIES, INC.

/s/ John R. Blouin
------------------
Name:  John R. Blouin
Title: President


SIGNATURE

     After reasonable inquiry to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated:  February 14, 2001

JAMES J. ROBERTS, JR., INDIVIDUALLY
AND AS TRUSTEE OF THE JAMES J.
ROBERTS, JR. TRUST UTA DATED
01-23-91

/s/ James J. Roberts
--------------------

     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See U.S.C. 1041)